WASHINGTON DC 20549
AMENDMENT NO. 2 TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
ONE AMERICAN CORP.
(Name of the Issuer)

ONE AMERICAN CORP.
and
OAC MERGER CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, $2.50 PAR VALUE
(Title of Class of Securities)

30267410
(CUSIP Number of Class of Securities)
Frank J. Bourgeois
President and Chief Executive Officer
One American Corp.
2785 Louisiana Highway 20 West
Vacherie, Louisiana 70090
(225) 265-5002

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Mr. J. Frank McCreary
Gerrish & McCreary, P.C.
Nashville Office
5214 Maryland Way, Suite 406
Brentwood, TN 37027
(615) 251-0900

This statement is filed in connection with (check the appropriate box):
a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE
Transaction Valuation (*)	Amount of Filing Fee
$10,216,932	$941.00

(*) Based upon maximum proposed number of shares to be cashed out in the merger of 300,498 shares at $34.00 per share.

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[x]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$941.00
	Form or Registration No.:	Schedule 14A
	Filing Party:	One American Corp.
	Date Filed:	August 23, 2002

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INTRODUCTION

This final amendment to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by One American Corp., a Louisiana corporation ("One American" or the "Company"), and OAC Merger Corp. ("Merger Corp."), a Louisiana corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of September 20, 2002 (the "Merger Agreement"), by and between the Company and Merger Corp.

The results of the 13e-3 Transaction are as follows:

1.

A special meeting of shareholders of the Company was held on November 18, 2002. At the special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with Louisiana Business Corporation Law.

2.

The 13e-3 Transaction occurred on November 19, 2002, upon the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.

3.

As of the Effective Time, each share of common stock of the Company, par value $2.50 per share (the "Common Stock"), held of record by a shareholder who owned, as of November 19, 2002, fewer than 2,000 shares of Common Stock was converted into the right to receive $34.00 in cash from the Company and each share of the Common Stock held of record by a shareholder who owned, as of November 19, 2002, 2,000 or more shares of Common Stock was not effected by the Merger and remains outstanding.

4.	On November 20, 2002, a Form 15 was filed with the commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: November 20, 2002

ONE AMERICAN CORP.
By: /s/ Frank J. Bourgeois
Name: Frank J. Bourgeois
Title: President and Chief Executive Oficer

OAC MERGER CORP.
By: /s/ J. B. Falgoust
Name: J. B. Fal;goust
Title: President

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